SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing


Commission File Number  0-17366


(Check one):      [ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended  June 30, 1996
                  -------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended
                                    --------------------------
Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the
notification relates:       N/A


PART I
REGISTRANT INFORMATION

Full name of registrant Shared Technologies Fairchild Telecom, Inc.

Former name if applicable
                               --------------------------
Address of principal executive office (Street and Number)
100 Great Meadow Road, Suite 104


City, State and Zip Code  Wethersfield, CT 06109


PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or
Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F,
 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant hereby requests an extension of time to file its quarterly form 10-Q until August 19, 1996, originally due August 14, 1996. The registrant is currently awaiting additional information from third parties in order to complete its filing. This information is integral to the completion of the filing and could not be obtained in time to meet the required filing date. Due to the aforementioned facts, the registrant respectfully requests an additional five days to file the June 30, 1996 form 10-Q.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Vincent DiVincenzo                       (860) 258-2400
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(Name)               (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act
 of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
 If the answer if no, identify report(s)
[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                  [] Yes  [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shared Technologies Fairchild Telecom, Inc.
- -------------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  8/14/96  By   /s/ Vincent DiVincenzo
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Instructions.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)